Exhibit 12.1 Statements Re. Computation of Ratios

Pepco Holdings, Inc.

		For the Year Ended December 31,
	Three Months Ended March 31, 2009	2008	2007	2006	2005	2004
	(millions of dollars)
Income before extraordinary item (a)	$46	$305	$324	$245	$369	$257

Income tax expense (b)	24	168	188	161	255	167

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	93	341	348	343	341	376
Other interest	6	24	25	19	20	21
Preferred dividend requirements of subsidiaries	—	—	—	1	3	3

Total fixed charges	99	365	373	363	364	400

Non-utility capitalized interest	(2)	(6)	(2)	(1)	(1)	—

Income before extraordinary item, income tax expense, fixed charges and non-utility capitalized interest	$167	$832	$883	$768	$987	$824

Total fixed charges, shown above	99	365	373	363	364	400

Increase preferred stock dividend requirements of subsidiaries to a pre-tax amount	—	—	—	1	2	2

Fixed charges for ratio computation	$99	$365	$373	$364	$366	$402

Ratio of earnings to fixed charges and preferred dividends	1.69	2.28	2.36	2.11	2.70	2.05

(a)	Excludes income/losses from equity investments.
(b)	Concurrent with the adoption of FIN 48 in 2007, amount includes interest on uncertain tax positions.